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                              (CNOOC LIMITED LOGO)
                              (CHINESE CHARACTERS)

                                                                January 23, 2007

VIA FACSIMILE: (202) 772-9368

Ms. Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:      CNOOC LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 26, 2006
         FILE NO. 1-14966

Dear Ms. Davis

On behalf of CNOOC Limited (the "Company"), we acknowledge receipt of a supplemental comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 11, 2007 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2005.

We are in the process of reviewing the Staff's comment letter and preparing a response thereto. However, in order to do it properly, the Company does not anticipate that it will be able to complete a response letter within the ten business day deadline as requested by the Staff. Accordingly, as discussed with the Staff of the SEC, the Company anticipates that it will respond to the January 11th comment letter on or before February 12, 2007.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number of (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number of (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at tel number of (650) 833-2444. Thank you very much for your assistance.

Sincerely,


By:        /s/ Yang Hua
          ----------------------
Name:     Yang Hua
Title:    Executive Director, Executive Vice President & Chief Financial Officer

cc:      James Lopez, Securities and Exchange Commission
         Victor Zhikai Gao, CNOOC Limited
         John Saia, DLA Piper US LLP